EXHIBIT 99.1

POET Technologies Appoints Don Listwin to Board of Directors

Brings Over 30 Years of Technology Experience Including a Decade at Cisco Systems

SAN JOSE, Calif., Jan. 22, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer and manufacturer of optical light source products for the sensing and data communications markets, today announced the appointment of Don Listwin to its Board of Directors, including roles on both the Compensation and Audit committees.  Concurrently, Todd DeBonis, who served as a director since April 2015, resigned from the Board and has transitioned to a non-fee based strategic advisory role.

Listwin has over 30 years of technology investing and management experience, highlighted by a decade at Cisco Systems, where he served as executive vice president. During his tenure at Cisco, he built several multi-billion-dollar lines of business, including the company’s Service Provider line of business that underpins much of today’s global Internet infrastructure. More recently, Listwin served as chief executive officer of both Sana Security and Openwave Systems.

POET’s Executive Chairman, David Lazovsky, commented, “It is a pleasure to add a senior technology industry veteran of Don’s caliber to POET’s board as the Company continues the development and commercialization of its next-generation photonic solutions. Don’s broad experience in networking and telecommunications is extremely relevant and applicable to both our technology and product roadmaps. Additionally, I’m confident that his deep network of relationships will prove valuable as the Company seeks to achieve increased commercial visibility and adoption of its technology.”

Commenting on his appointment, Don Listwin, stated, “I am very pleased to be joining POET’s board of directors at this exciting time for the Company and having the opportunity to work with such a deeply experienced team. Integration is the clear path to delivering meaningfully differentiated solutions and economic value in next-generation data communications applications. POET’s unique optical dielectric technology has the potential to revolutionize the photonics market, and I am highly motivated by the opportunity to contribute as the Company works toward commercializing its leading-edge technology.”

“On behalf of the entire management team, I am very pleased to have Don join POET’s board and become a part of our committed pursuit toward innovating photonic solutions for the datacom and sensing markets,” said Dr. Suresh Venkatesan, Chief Executive Officer of POET. “Additionally, we greatly appreciate the valuable perspective and insight that Todd has provided to the Company over the last few years, and I personally look forward to working with both Don and Todd in their respective roles going forward.”

In addition to Listwin founding and holding the role of chief executive officer of the Canary Foundation, a non-profit research organization focused on the early detection of cancer, Listwin currently serves as a director on the boards of AwareX, Calix, D-wave, ischemaView, Robin Systems and Teradici. Previously, he has also served on the boards or been an advisor to well-known companies, including JDS Uniphase, PLUMgrid, Redback Networks, E-TEK Dynamics, the Cellular Telecommunications & Internet Association (CTIA) and the Business Development Bank of Canada (BDC).

Listwin received a BSEE from the University of Saskatchewan, where he remains active with student engineering entrepreneurial programs. He is also a consulting professor in the School of Medicine at Stanford University.

Options Grant

The Board approved a grant of 468,750 stock options to Don Listwin. The options are exercisable for 10 years at a price of CAD$0.22 (US$0.18), being the closing price of the Company’s shares on January 18, 2018, and will vest quarterly in arrears over the next four quarters.

The options were granted subject to provisions of the Company’s stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the 3-months ended September 30, 2017, which were filed on SEDAR on November 13, 2017.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance.  Optical engines based on this integrated approach have applications ranging from data centers to consumer products to military applications. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075